UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Results for the quarter ended June 30, 2023

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Imperial Petroleum Inc. (the “Company”) dated August 10, 2023, announcing its financial and operating results for the quarter ended June 30, 2023.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated August 10, 2023

99.2	Reverse Stock Split Disclosure

99.3	Contribution and Distribution Agreement, dated June 20, 2023, between C3is Inc. and Imperial Petroleum Inc.

99.4	MoA for sale of Aframax Tanker

*****

This report on Form 6-K (other than the section of exhibit 99.1 hereto entitled “CEO Harry Vafias Commented”) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022, including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer